UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of Certain Directors

On January 16, 2026, the Board of Directors (the “Board”) of YD Bio Limited (the “Company”) approved the appointment of Dr. Chang as Chairman of the Compensation Committee and as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee, effective immediately. Additionally, on January 16, 2026, the Board approved the appointment of Dr. Lu as Chairman of the Nominating and Corporate Governance Committee and as a member of the Company’s Audit Committee and Compensation Committee, effective immediately.

Dr. Chang and Dr. Lu have no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K, and have no arrangement or understanding with any other person required to be disclosed pursuant to Item 401(a) of Regulation S-K. Dr. Chang and Dr. Lu have no family relationships required to be disclosed pursuant to Item 401(d) of Regulation S-K.

Additionally, on January 20, 2026, the Company notified Nasdaq that the Company has regained compliance with the requirements for the Audit Committee pursuant to Nasdaq Listing Rule 5605, and that the Company is no longer subject to the cure period under Nasdaq Listing Rule 5605(c)(4)(B).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 21, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

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